



SECU **04004916**)MMISSION
Washington, D.C. 20549

S03/16/04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *53681*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 2003__
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brentwood Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__5300 Virginia Way, Suite 100__
           (No. and Street)

__Brentwood__   __Tennessee__   37027
  (City)   (State)   (Zip Code)

MAR - 1 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Murphy   (615) 570-1728
                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Price CPAs, PLLC__
         (Name – *if individual, state last, first, middle name*)

__P. O. Box 150749__   __Nashville__   __TN__   __37215__
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

   ☒ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Kevin Murphy_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Brentwood Capital Advisors, LLC_____, as of __December 31_____, 20 __03__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__Not applicable__

_____

_____

_____

_____
Signature

_____
Title
Managing Partner

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report. **Not required**
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



BRENTWOOD CAPITAL ADVISORS, LLC
Financial Statements
December 31, 2003

Table of Contents



PRICE CPAs

CONSULTING · PLANNING · ACCOUNTING

Independent Auditors' Report

The Members
Brentwood Capital Advisors, LLC
Brentwood, Tennessee

We have audited the accompanying statement of financial condition of Brentwood Capital Advisors, LLC as of December 31, 2003, and the related statements of operations and members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimated made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brentwood Capital Advisors, LLC as of December 31, 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price CPAs

Nashville, Tennessee
January 30, 2004

PRICE CPAs, PLLC

3813 Cleghorn Avenue	Phone 615.385.0686	*A member of the*
P.O. Box 150749	Fax 615.463.0586	*American Institute of Certified*
Nashville, Tennessee 37215	www.pricecpas.com	*Public Accountants*

BRENTWOOD CAPITAL ADVISORS, LLC
Statement of Financial Condition
December 31, 2003

ASSETS

CURRENT ASSETS

Cash	$	309,847
Accounts receivable		29,547
		339,394

PROPERTY, PLANT AND EQUIPMENT		29,761
TOTAL ASSETS	$	369,155

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses	$	55,880
MEMBERS' EQUITY		313,275
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	369,155

See Independent Auditors' Report and Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Statement of Operations and Members' Equity
For the Year Ended December 31, 2003

REVENUE	$ 1,724,991
OPERATING EXPENSES	1,561,542
Net Operating Income	163,449
INTEREST INCOME	302
NET INCOME	163,751
MEMBERS' EQUITY AT BEGINNING OF YEAR	82,854
Contributions from Members	66,670
MEMBERS' EQUITY AT END OF YEAR	$ 313,275

See Independent Auditors' Report and Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 163,751
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	8,399
Increase in operating assets	
Accounts receivable	(28,967)
Decrease in operating liabilities -	
Accounts payable and accrued expenses	(51,480)
Total adjustments	(72,048)
Net cash provided by operating activities	91,703

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property and equipment	(23,106)

CASH FLOWS FROM FINANCING ACTIVITIES

Payment of note payable to former member	(48,000)
Contributions from members	66,670
Net cash provided by financing activities	18,670
NET INCREASE IN CASH	87,267
CASH - BEGINNING OF YEAR	222,580
CASH - END OF YEAR	$ 309,847

See Independent Auditors' Report and Notes to Financial Statements

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Brentwood Capital Advisors, LLC ("the Company") is a boutique investment banking firm focused on private placements of senior and subordinate debt and equity securities to institutional investors and providing mergers and acquisition financial advisory services. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD").

Basis of presentation

The financial statements are prepared on the accrual basis.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided over the assets' estimated useful lives using the declining-balance method.

Income taxes

The Company is a limited liability company and as such all federal taxable income and loss passes through to the members for inclusion in their income tax returns. The Company recognizes only state income taxes as an expense in the financial statements.

The amount provided for state income taxes is based upon the amounts of current and deferred state income taxes payable or refundable at the date of the financial statements.

Revenue recognition

Fees related to private placements of senior and subordinate debt and equity securities are recognized upon the date of placement and financial advisory services fees are recognized as services are provided.

Advertising and promotion costs

Advertising and promotion costs are expensed as incurred and amounted to $35,548 in 2003.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Company considers all accounts outstanding in excess of ninety (90) days delinquent. These accounts are evaluated on a customer-by-customer basis based on payment history to determine the allowance for doubtful accounts. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Financial Instruments

The fair value of the Company's financial instruments approximates carrying values.

NOTE 2 - CREDIT RISK AND OTHER CONCENTRATIONS

The Federal Depository Insurance Corporation (FDIC) insures deposits at financial institutions up to $100,000. The Company maintains balances in financial institutions that, at times, exceed these federally insured limits.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

A summary of property and equipment, net as of December 31, 2003 is as follows:

Office Equipment	$ 33,628
Furniture and fixtures	29,486
	63,114
Accumulated depreciation	(33,353)
	$ 29,761

BRENTWOOD CAPITAL ADVISORS, LLC
Notes to the Financial Statements
December 31, 2003

NOTE 4 - 401(K) PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan for qualified employees. Company contributions are made at management's discretion but cannot exceed the amount deductible for federal income tax purposes. The 401(k) profit sharing expense amounted to $44,800 for 2003.

NOTE 5 - INCOME TAXES

State net operating loss carryforwards of the Company approximate $207,000 at December 31, 2003 and are generally available for use through 2015.

A deferred income tax asset of $11,500 at December 31, 2003 resulted from the state net operating loss carryforwards. A valuation allowance of $11,500 at December 31, 2003 was established to reduce the deferred income tax asset to zero at December 31, 2003. This reduction is provided due to the uncertainty of the Company's ability to utilize the state net operating loss carryforwards before they expire.

NOTE 6 - LEASE COMMITMENTS

The Company utilizes office space under an operating lease. Rent expense under this lease amounted to $58,017 in 2003. A summary of future minimum payments under this lease as of December 31, 2003 is as follows:

Year	Amount
2004	55,606
2005	56,728
2006	9,486
	$ 121,820

NOTE 7 - NET CAPITAL REQUIREMENTS AND OTHER RESTRICTIONS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that a Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $5,000. At December 31, 2003, the Company had net capital as defined of $283,514.

BRENTWOOD CAPITAL ADVISORS, LLC
Operating Expenses
For the Year Ended December 31, 2003

Salaries and benefits	$ 1,260,298
Advertising and promotion	35,548
Bad debt expense	41,066
Depreciation	8,398
Dues and subscriptions	3,794
Legal and professional	15,388
Licenses, bonds, and fees	320
Insurance	41,015
Miscellaneous	1,342
Office expenses	25,021
401(k) profit sharing	44,800
Rent	58,017
Repairs and maintenance	8,249
Other taxes	3,414
Telephone	12,182
Travel and entertainment	2,690
	$ 1,561,542

BRENTWOOD CAPITAL ADVISORS, LLC
Computation of Net Capital Under Rule 15c3-1
December 31, 2003

Total members' equity	$	313,275
Less nonallowable assets and haircuts:		
Property and equipment, net		29,761
Total nonallowable assets and haircuts		29,761
Net capital (agrees to Company's December 31, 2003 Focus Report – Part IIA)		283,514
Net capital required		5,000
Excess net capital	$	278,514

BRENTWOOD CAPITAL ADVISORS, LLC
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2003

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

BRENTWOOD CAPITAL ADVISORS, LLC
Reconciliation, Including Appropriate Explanation, of the
Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements
Under Exhibit A of Rule 15c3-3
December 31, 2003

The net capital computed on Page 11 and the Company's computation of net capital on its December 31, 2003 Focus Report – Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

BRENTWOOD CAPITAL ADVISORS, LLC
Reconciliation Between the Audited and Unaudited
Statements of Financial Condition with Respect to
Methods of Consolidation
December 31, 2003

Not Applicable

BRENTWOOD CAPITAL ADVISORS, LLC
Material Inadequacies Found to Exist or Found to
Have Existed Since the Date of the Previous Audit
December 31, 2003

None



PRICE CPAs

CONSULTING · PLANNING · ACCOUNTING

Independent Auditors' Report On Internal Control

The Members
Brentwood Capital Advisors, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Brentwood Capital Advisors, LLC for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICE CPAs, PLLC

3813 Cleghorn Avenue	Phone 615.385.0686	*A member of the*
P.O. Box 150749	Fax 615.463.0586	*American Institute of Certified*
Nashville, Tennessee 37215	www.pricecpas.com	*Public Accountants*

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pui CPAs

Nashville, Tennessee
January 30, 2004